United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Attention: Mr. Mark A. Wojciechowski

Staff Accountant

RE: Getty Copper Inc.

        Form 20-F for the Fiscal Year Ended December 31, 2004

        Filed August 23, 2005

        File No. 000-29578

Dear Mr. Wojciechowski

Further our discussions regarding your letter dated November 16, 2005 the concerns outlined in your letter addressing Getty’s Response Letter dated October, 13, 2005, have been addressed as follows in the same sequence as set out in your letter.  For your easy reference and as requested in your “Closing Comments” section (page 4) of your letter to us dated November 16, 2005 for a cover letter explaining our revisions.

Response to Request 1.

October 13, 2005 response letter has been filed.

Response to Request 2.

Representations regarding the adequacy and accuracy of the Registrants disclosure are printed at the bottom of this letter, as put forward on page 3 of your letter dated November 16, 2005

Response to Request 3.

The Audit Report has been revised so that the comments are from the company rather than the auditor, as per telephone conversation with Mr. Wojciewchowski , Staff Accountant of the US SEC and Marilyn Young, Comptroller, Getty Copper Inc.

Engineering Comments

Exploration, page 19 and Non-Reserves (resources) page 20.

Response to Request 4.

A sentence on Page 19 referencing Batemen “Bateman identified a potentially economic mineable mineral deposit of approximately 8.56 million tonnes comprising 7.2 million tonnes of oxide grading 0.47% copper and 1.36 million tonnes of sulphide grading 0.50% copper, at a strip ratio of 0.8 to 1 with a potential mine life of 7 years.”, has been reworded removing the word deposit as this term possibly implies a reserve that has not been determined to this date to read,  “Bateman, in May 1998 using the portions of the KHA database outlined an approximately 8.56 million tonne potentially economic surface exposed and near surface open pit mineable mineralized body comprising 7.2 million tonnes rock grading 0.47% oxide copper and 1.36 million tonnes grading 0.50% of sulphide copper, at a strip ratio of 0.8 to 1 with a potential mine life of 7 years.”

Getty commissioned W.J. McMillan, Ph.D., P.Eng. to complete a NI 43-101 report on Getty’s Highland valley properties, including reviews of resource calculations made on any and of Getty’s deposits.  He in his report approved and has used the stated resource figures as printed on pages 20 and 21 of the disclosure document.  The Disclosure document has been amended to include his conclusions, and the referring reports.   And as per telephone discussion his report has been filed on SEDAR.

Getty would have appreciated your statement of this (43-101) requirement in an earlier request.

To our knowledge the Resource figures are in a format exactly as you requested.

Response to request 5.

The cutoff grade has already been disclosed at 0.1% copper in the Resource calculation tables on Page 20.  Also on page 21 of the Form 20 is a paragraph following the resource calculations tables and qualifiers detailing the various economic rationales for using a 0.1% copper cutoff in Getty’s resource estimates.  These rationales were reported in 1998 by respected independent individuals and companies and reviewed and accepted by McMillan in his 43-101 report of 2003.

We trust this assists in completing your review.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

www.gettycopper.com	1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1 Tel: (604) 931-3231 Fax: (604) 931-2814 TSX Venture Exchange: GTC	E-mail: getty@telus.net